Exhibit 99.1

RepliCel Life Sciences Inc. Announces Brokered Private Placement

/NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR
DISSEMINATION IN THE UNITED STATES/

VANCOUVER, Oct. 20, 2015 /CNW/ - RepliCel Life Sciences Inc. ("RepliCel" or the "Company") (OTCQB: REPCF) (TSXV: RP), a clinical stage regenerative medicine company focused on the development of autologous cell therapies, is pleased to announce it intends to undertake a brokered private placement of units ("Units"), on a commercially reasonable basis, for gross proceeds of up to $2,000,000. Each Unit will be priced at $0.31 and will consist of one common share of the Company (each, a "Share") and one share purchase warrant (each a "Warrant"), with each Warrant entitling the holder to purchase one additional Share at a price of $0.40 per Share for a period of 24 months from the closing of the private placement. Euro Pacific Canada Inc. and Richardson GMP Limited (collectively, the "Agents") are acting as the lead agents in connection with this brokered financing.

All securities issued pursuant to the financing will be subject to a statutory hold period expiring four months and one day after closing of the financing. Completion of the financing is subject to a number of conditions, including, without limitation, entry into an agency agreement with the Agents for the brokered financing and receipt of all regulatory approvals, including approval of the TSX Venture Exchange.

Proceeds of the financing are anticipated to be used for clinical trials, research and development and general working capital.

None of the securities issued in connection with the financing will be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), and none of them may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act. This press release shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of the securities in any state where such offer, solicitation, or sale would be unlawful.

About RepliCel Life Sciences
RepliCel is a regenerative medicine company focused on developing autologous cell therapies that address conditions caused by a deficit of healthy cells required for normal healing and function. The company's product pipeline is comprised of two ongoing clinical trials (RCT-01: tendon repair and RCS-01: skin rejuvenation) as well as its RCH-01: hair restoration product under exclusive license by Shiseido Company for certain Asian countries. All product candidates are based on RepliCel's innovative technology utilizing cell populations isolated from a patient's healthy hair follicles. The company has also developed a propriety injection device (RCI-02) optimized for the administration of its products and licensable for use with other dermatology applications.  Visit www.replicel.com for additional information.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains forward-looking information that involve various risks and uncertainties regarding future events. Such forward-looking information can include without limitation statements based on current expectations involving a number of risks and uncertainties and are not guarantees of future performance of RepliCel, such as statements that RepliCel intends to undertake a brokered private placement financing and the anticipated use of proceeds. There are numerous risks and uncertainties that could cause actual results and RepliCel's plans and objectives to differ materially from those expressed in the forward-looking information, including: (i) adverse market conditions; (ii) the inability of RepliCel to complete the private placement at all or on the terms announced; (iii) the inability of RepliCel to enter into an agency agreement with the Agents; or (iv) the TSX Venture Exchange not approving the private placement. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, RepliCel does not intend to update these forward-looking statements.

SOURCE RepliCel Life Sciences Inc.

%CIK: 0001205059

For further information: CORPORATE: R. Lee Buckler, VP Business & Corporate Development, Telephone: 604-248-8693, lee@replicel.com

CO: RepliCel Life Sciences Inc.

CNW 16:10e 20-OCT-15